Exhibit 4.1

CERTIFICATE OF AMENDMENT

OF

RESTATED ARTICLES OF INCORPORATION

OF

GREATER BAY BANCORP

David L. Kalkbrenner and Linda M. Iannone hereby certify that:

1. They are the duly electing and acting President and Secretary, respectively, of Greater Bay Bancorp, a California corporation (the “Company”).

2. Article III, paragraph (a) of the Restated Articles of Incorporation is hereby amended to read as follows:

“(a) This corporation is authorized to issue only two classes of shares designated “Preferred Stock” and “Common Stock,” respectively. The number of shares of Preferred Stock authorized to be issued is 10,500,000 and the number of shares of Common Stock authorized to be issued is 80,000,000.

3. The foregoing amendment of the Company’s Restated Articles of Incorporation has been duly approved by the Company’s Board of Directors.

4. The foregoing amendment has been duly approved by the required vote of the shareholders of the Company in accordance with Sections 902 and 903 of the California General Corporation Law. The total number of outstanding shares of the Company is 51,423,952 shares of Common Stock and 1,630,504 shares of Series B Preferred Stock. The number of shares voting in favor of the foregoing amendment equaled or exceeded the vote required. The percentage vote required was more than (i) 50% of the outstanding shares of Common Stock voting as a separate class, (ii) 50% of the outstanding shares of Common Stock and Series B Preferred Stock, voting together as a single class and (iii) 50% of the outstanding shares of Series B Preferred Stock voting as a separate class.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Executed at Palo Alto, California on July 22, 2003

/s/ DAVID L. KALKBRENNER

David L. Kalkbrenner, President

/s/ LINDA M. IANNONE

Linda M. Iannone, Secretary